WETRADE GROUP INC.

Room 101, Level 1 Building 8,

No 18, Kechuang 10th Street,

Beijing Economic and Technological Development Zone

Beijing City, People Republic of China 100020

September 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone

Re:	WeTrade Group Inc.
Registration Statement on Form S-3
Filed September 9, 2022
File No. 333-267362

Dear Ms. Barone:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, WeTrade Group Inc. hereby requests the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 16, 2022, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

WeTrade Group Inc.

By:	/s/ Pijun Liu
Pijun Liu
Chief Executive Officer